UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response 11

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Sparton Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

847235108

(CUSIP Number)

Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis, Friese & Ginsburg LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 646,677
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 646,677

11. Aggregate Amount Beneficially Owned by Each Reporting Person 646,677

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.7%

14. Type of Reporting Person (See Instructions)

OO

IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,102
8. Shared Voting Power 646,677
9. Sole Dispositive Power 1,102
10. Shared Dispositive Power 646,677

11. Aggregate Amount Beneficially Owned by Each Reporting Person 647,779

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.8%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A. Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) XXX

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 568,608
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 568,608

11. Aggregate Amount Beneficially Owned by Each Reporting Person 568,608

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.8%

14. Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Sparton Corporation (the "Issuer"). The principal executive office of the Issuer is located at 2400 E. Ganson St., Jackson, MI 49202.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC, a California limited liability company ("LCM"),
Diamond A. Partners, L.P., a California limited partnership ("DAP"),
and
Andrew E. Shapiro ("Shapiro")
(collectively, the "Filers").

LCM and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein. DAP is filing jointly with the other filers, but not as a member of a group, and expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of DAP should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner of any of the Stock covered by this Statement.

(b) The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is an investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
LCM(1)	Funds under Management	$4,080,867.29
Shapiro	PF	$7,872.50
DAP	WC	$3,597,194.61

(1) Includes funds of DAP

Item 4. Purpose of Transaction

As disclosed in prior filings, Lawndale has concerns over the composition, independence and functioning of Sparton's Board of Directors and certain of its Board committees.

On July 30, 2004, Sparton filed a preliminary proxy for a special shareholders meeting (the "Special Meeting") to be held September 24, 2004 proposing shareholders approve both removal of shareholders' cumulative voting rights and the creation of an advance notice requirement for shareholders who desire to nominate director candidates.

On August 9, 2004, Lawndale sent a letter to the Sparton board of directors (a copy of which was attached as Exhibit B to Amendment No. 3 to Schedule 13D filed August 10, 2004) in which Lawndale expressed its objections to Sparton's calling the Special Meeting and the proposals themselves, and sought a meeting with Sparton's independent directors to discuss the Special Meeting and other issues. Thereafter, in additional letters sent to Sparton on September 7, 2004, and September 11, 2004, Lawndale informed the board of the findings and opposition of various governance services to Sparton's proposals, and reiterated its request for a meeting with Sparton's independent directors. On September 17, 2004, Lawndale voted 630,179 shares AGAINST BOTH Special Meeting proposals and sent a letter to Sparton's board, informing it of Lawndale's vote and its reasons for that vote, and reiterating its request for disclosure of the Special Meeting vote results and for a meeting with one or more independent directors of Sparton. Copies of those letters were attached as Exhibit B to Amendment Nos. 4, 5 and 6, respectively, to Schedules 13D filed on September 8, 13 and 20, 2004.

On September 24, 2004, Sparton convened the Special Meeting but then promptly announced an "adjournment", continuing the meeting to October 15, 2004. Lawndale views this purported adjournment of the Special Meeting as improper and contrary to fundamental principles of fairness and good governance. In particular, Lawndale believes that Sparton sought to adjourn the meeting because most of the non-affiliated Sparton shareholders have not voted to approve the measures at the Special Meeting, and Sparton is attempting to use the adjournment to unfairly influence the vote on the issues raised at the Special Meeting.

In response to Sparton's improper actions, Lawndale has decided to seek additional information concerning the Special Meeting and Sparton's actions. In particular, on October 1, 2004, Lawndale, as beneficial owner of Sparton stock, has made a demand pursuant to Section 1701.37 of the Ohio Revised Code and Ohio common law (the "Demand Letter") to inspect certain books and records with respect to the Special Meeting vote, costs and deliberations as well as the deliberations relating to the adoption of Sparton's Shareholder Communications Policy to better understand the results, costs and procedures associated with the Special Meeting and to investigate potential wrong-doing of Sparton's officers and/or directors in connection with the Special Meeting and/or adoption of its Shareholder Communications Policy. In addition, the Demand Letter requests a shareholder list and related information to enable Lawndale to communicate with Sparton shareholders with respect to matters relating to their mutual interests as shareholders. A copy of the Demand Letter is attached as Exhibit B to this amendment.

Lawndale incorporates by reference the discussions in its prior Schedules 13D to the extent not inconsistent with the discussion herein.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since September 17, 2004:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
DAP	P	9-28-2004	6,000	8.55
DAP	P	9-29-2004	2,200	8.65
LCM	P	9-29-2004	300	8.65
DAP	P	9-30-2004	1,200	8.65
LCM	P	9-30-2004	300	8.65

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of DAP and other clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B - Letter from Cede & Co. to Sparton dated October 1, 2004.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2004

LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Manager	Andrew E. Shapiro
DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner By: Andrew E. Shapiro, Manager

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Sparton Corporation. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: March 6, 2003

LAWNDALE CAPITAL MANAGEMENT, LLC Andrew E. Shapiro, Manager	ANDREW E. SHAPIRO Andrew E. Shapiro

DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner Andrew E. Shapiro, Manager

Exhibit B

Cede & Co.

c/o The Depository Trust Company

55 Water Street, 50th Floor

New York, NY 10041

October 1, 2004

Via Federal Express and Facsimile

Joseph S. Lerczak

Corporate Secretary

Sparton Corporation

2400 East Ganson Street

Jackson, Michigan 49202-3795

Dear Mr. Lerczak:

Cede & Co., the nominee of The Depository Trust Company ("DTC"), each of which is located at the above address, is the holder of record of certain Common Shares of Sparton Corporation ("the Company"). DTC is informed by its Participant, Bear Stearns Securities Corp. ("Participant") that on the date hereof at least 559,208 of such shares (the "Shares"), credited to Participant's DTC account, are beneficially owned by Diamond A Partners, L.P. ("DA Partners"), a customer of the Participant.

At the request of Participant, and on behalf of DA Partners, Cede & Co., as holder of record of the Shares, hereby demands the right pursuant to Section 1701.37 of the Ohio Revised Code and Ohio common law, during the usual hours of business, to inspect and make copies or extracts of:

I. SPECIAL MEETING VOTE, COSTS AND DELIBERATIONS

A. Daily vote tabulations, proxies, ballots and related materials (preliminary, final or otherwise) delivered or made available to the Company or to the trustee for the Company's 401(k) Plan or in the possession of any of the Company's agents (including, without limitation, its proxy solicitors) or the inspector of elections concerning the votes cast by Company shareholders on matters presented at the Company's special meeting held on September 24, 2004 and thereafter adjourned until October 15, 2004 (the "Special Meeting") at the time of adjournment and daily from September 24, 2004 through October 15, 2004, including a breakout of the aggregate votes the trustee of the Company's 401(k) Plan was directed to cast by 401(k) Plan participants but excluding information as to how any individual participant in the Company's 401(k) Plan directed the trustee to vote.

B. Contact information for any individuals authorized by the Board to serve as inspector of elections for the Special Meeting.

C. The number of shares that the inspector reported to be present in person or by proxy at the time of the adjournment of the Special Meeting.

D. The Company's books and records of account relating to and/or evidencing in itemized form any and all costs and expenses to the Company for the Special Meeting including, but not limited to:

(1) All legal costs and expenses incurred with respect to the Special Meeting and both of its proposals, including, but not limited to, costs and expenses associated with: (a) the preparation, planning and implementation of the Special Meeting and both proposals, (b) legal research and advice regarding cumulative voting, notice requirements, holding of special meetings, adjournment of special meetings and proxy solicitation, (c) drafting, reviewing, filing of the Special Meeting proxy;

(2) All fees, costs and expenses incurred in connection with any solicitor and other advisors engaged by the Company, including per phone call charges, number of calls made;

(3) All costs and expenses relating to printing, mailing, telephone and other solicitation activities associated with the Special Meeting;

(4) All costs and expenses related to transfer agent(s), registrar(s), Cede & Co, DTC or brokers;

(5) All other costs and expenses of holding and soliciting for the Special Meeting; and,

(6) Estimate of total employee cost based on time spent for (a) the preparation, planning and implementation of the Special Meeting and both Special Meeting proposals, and (b) solicitation for the Special Meeting.

E. Minutes of the Company's Board of Directors and any committees thereof related to the individual proposals of the Special Meeting as well as the proposal for, discussion of, or scheduling of the Special Meeting and the adjournment or delay of the Special Meeting, and the continuing solicitation of votes or proxies for the Special Meeting or any adjournment or delay thereof.

F. All communications to employees related to the Special Meeting proposals as well as the proposal for, discussion of, or scheduling of the Special Meeting and the adjournment or delay of the Special Meeting, and the continuing solicitation of votes or proxies for the Special Meeting or any adjournment or delay thereof.

G. Minutes of the Special Meeting and a copy of any script that was used or prepared for the meeting.

II. SHAREHOLDER LIST

A. The following information (i) as of the most recent date available as of the production of information pursuant to this letter and (ii) as of the record date established for the Annual Meeting of the Company's shareholders currently scheduled for November 10, 2004 (the "Annual Meeting"):

(1) A complete record or list of the holders of the Company's Common Shares, certified by its transfer agent, showing the name, address and number of shares registered in the name of each such holder;

(2) A magnetic computer tape list of the holders of the Company's Common Shares showing the name, address and number of shares registered in the name of each such holder; such computer processing data as is necessary for DA Partners to make use of such magnetic computer tape; and a hard copy printout of such magnetic computer tape for verification purposes;

(3) All daily, weekly and monthly transfer sheets and updated lists of the holders of the Company's Common Shares showing changes in the list of the Company's shareholders referred to above which are in or come into the possession or control of the Company or its transfer agent from the record date of the Annual Meeting;

(4) All information in the Company's or its transfer agent's possession, or which can reasonably be obtained from central certificate depository systems, or their nominees, brokers, dealers, banks, respondent banks, clearing agencies, voting trusts and their nominees or other nominees, concerning the number and identity of the actual beneficial owners of the Company's Common Shares as of the record date of the Annual Meeting, including an alphabetical breakdown of any holdings in the respective names of Cede and Co., DLJ, and other similar depositories or nominees as well as any material request list provided by Automatic Data Processing Investor Communications Services and any omnibus proxies issued by such entities; and,

(5) All information in, or which comes into, the possession or control of the Company, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies, voting trustees or other nominees concerning the names, addresses and number of shares of the non-objecting beneficial owners ("NOBOS") and consenting beneficial owners of the shares of the Company as of the record date for the Annual Meeting and/or any other dates for which this information is available.

The undersigned demands that modifications, additions or deletions to any and all information referred to in paragraphs (1) through (5) above from the date of such information, to and including the date of the Annual Meeting be immediately furnished to the designated parties as such modifications, additions or deletions become available to the Company or its agents or representatives.

III. COMMUNICATIONS POLICY

A. Minutes of the Company's Board of Directors and any committees thereof related to factors considered and the adoption of the Sparton Shareholder Communications Policy.

Cede & Co. has been advised by Participant that DA Partners will bear the reasonable costs incurred by the Company, including those of its transfer agent(s) or registrar(s), in connection with the production of the information demanded.

Cede & Co. has been advised by Participant that the purpose of this demand is to enable DA Partners to communicate with the Company's shareholders with respect to matters relating to their mutual interests as shareholders, to better understand the costs and procedures associated with the company's Special Meeting, and to investigate potential wrong-doing of the Company's officers and/or directors in connection with the Company's Special Meeting and/or adoption of its Shareholder Communications Policy.

Cede & Co. hereby designates and authorizes Andrew E. Shapiro or David J. Berger of Wilson Sonsini Goodrich & Rosati and any other persons designated by either of them, to conduct the inspection and copying herein requested. It is requested that the information identified above be made available to the designated parties within five days of delivery of this letter.

Please immediately advise David J. Berger at 650-493-9300 as to when and where the items demanded above will be available.

While Cede & Co. is furnishing this demand as the shareholder of record of the Shares, it does so at the request of Participant and only as a nominal party for the true party in interest, DA Partners. Cede & Co. has no interest in this matter other than to take those steps which are necessary to ensure that DA Partners is not denied its rights as the beneficial owner of the Shares, and Cede & Co. assumes no further responsibility in this matter.

Cede & Co.

By: ________________________